Exhibit 12.01

HARTFORD LIFE INSURANCE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

	Six Months Ended June, 30	Years Ended December 31,
	2016	2015	2014	2013	2012
EARNINGS:
Income before income taxes [1]	$157	$530	$861	$561	$531
Add: Total fixed charges, before interest credited to contractholders	—	—	—	—	—
Total earnings, before interest credited to contractholders	157	530	861	561	531
Interest credited to contractholders [2]	309	682	725	952	1,526
Total earnings	$466	$1,212	$1,586	$1,513	$2,057

FIXED CHARGES:
Interest expense	$—	$—	$—	$—	$—
Interest factor attributable to rentals and other	—	—	—	—	—
Total fixed charges, before interest credited to contractholders	—	—	—	—	—
Interest credited to contractholders [2]	309	682	725	952	1,526
Total fixed charges	$309	$682	$725	$952	$1,526
RATIOS:
Total earnings to total fixed charges [3]	1.5	1.8	2.2	1.6	1.3

Deficiency of total earnings to total fixed charges [4]	$—	$—	$—	$—	$—

Ratio before interest credited to contractholders

Total earnings to total fixed charges [3] [5]	NM	NM	NM	NM	NM
[1] Excludes undistributed earnings from equity method investments.
[2] Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.
[3] Ratios of less than one-to-one are presented as “NM” or not meaningful.
[4] Represents additional earnings that would be necessary to result in a one-to-one ratio.
[5] This secondary ratio is disclosed for the convenience of policyholders invested in the Company's general account and Consumer Note holders.

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